Exhibit 99.1

Locafy Reports Fiscal Fourth Quarter and Full Year 2023 Results

Fiscal 2023 Highlighted By 27% Total Revenue Increase and Gross Margin Increase to 73.9%

Positive Results Driven by Several Reseller Wins and the Completion of Locafy’s Platform Upgrade

PERTH, Australia – October 11, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today reported financial results for the 2023 fiscal fourth quarter and full year ended June 30, 2023. All financial results are reported in Australian Dollars (AUD).

Recent Operational Highlights

●	Completed migration of Locafy customers to its upgraded SEO Platform (“Platform”) incorporating Locafy’s proprietary “Entity-Based” software, providing Locafy customers with a high-end technology stack, in-depth analytics and insights, enhanced website templates, and improved customer support tools, among other new features.
●	Further consolidated sales, technology, and operational costs as a result of efficiencies gained through the recently upgraded Platform. A continuation of a series of cost reduction initiatives drove a 52% year-over-year decrease in cost of sales in the fiscal fourth quarter.
●	Signed an agreement with a prominent U.S.-based diversified media company to sell Locafy’s Keystone technology. Locafy management believes that this publisher will be the perfect partner for accelerating their Keystone rollout. The first Keystone sales to end-users have delivered outstanding ranking performance for high-value keywords in competitive markets.
●	Granted an exception to Nasdaq Listing Rule 5550(b)(1) by the Nasdaq Hearings Panel regarding the minimum stockholders’ equity required for continued listing on Nasdaq (the “Stockholders’ Equity Requirement”) until October 31, 2023. The exception is subject to certain conditions, including that the Company files its Annual Report on Form 20-F for the year ended June 30, 2023 with the Securities and Exchange Commission by October 31, 2023, demonstrating compliance with the Stockholders’ Equity Requirement.

Management Commentary

“In a constantly changing SEO landscape, we believe that our products displayed excellent results for our customers in our fiscal 2023,” said Locafy CEO Gavin Burnett. “In addition to 27% full-year revenue growth to $5.3 million, we drove significant progress towards our growth strategy, including robust technological advancements across our products and several meaningful strategic partnerships. We continue to improve our profitability as well, and believe that our cost-reduction initiatives have us poised for high-margin, profitable growth in the coming quarters.

“Since this past June, we’ve hit the ground running in our fiscal 2024. We released our Platform and cutting-edge Keystone and Entity-Based SEO technologies, all significant upgrades to our software suite. Especially as our industry faces an influx of AI-generated content, we are confident that our technology is positioned to help our clients’ brands thrive in online search. Also, our business development efforts resulted in several strategic partnerships, including with media publishers and marketing and advertising agencies. These reseller agreements enable our technology to be sold across several large customer bases, providing a clear roadmap for continued monthly recurring revenue and gross margin expansion. We look forward to providing additional updates in the months ahead.”

Fiscal Fourth Quarter 2023 Financial Results

Results compare the 2023 fiscal fourth quarter end (June 30, 2023) to the 2022 fiscal fourth quarter end (June 30, 2022) unless otherwise indicated.

●	Total operating revenue remained steady at $1.3 million in both the current and comparable year-ago period.

○	Subscription revenue decreased 8.1% to $908,000 from $988,000 in the comparable year-ago period. Compared to the 2023 fiscal third quarter, subscription revenue decreased 3.6%. The decrease in subscription revenue was primarily attributable to the Company providing billing relief to many customers as their campaigns were transitioned onto Locafy’s upgraded Platform. This transition was a one-time action and was completed in June 2023.
○	Advertising revenue decreased 5.5% to $77,000 from $81,000 in the comparable year-ago period. Compared to the 2023 fiscal third quarter, advertising revenue increased 6.6%.
○	Data revenue increased 22.7% to $210,000 from $171,000 in the comparable year-ago period. The increase was primarily attributable to sales to new data partners. Compared to the 2023 fiscal third quarter, data revenue remained steady.
○	Services revenue increased 110.8% to $69,000 from $33,000 in the comparable year-ago period. The increase is due to the migration of websites from the Company’s existing platform to its new technology Platform.

●	Cost of sales decreased 52.4% to $230,000 from $484,000 in the comparable year-ago period. Compared to the 2023 fiscal third quarter, cost of sales decreased 19.3% due to a reduction in our use of third-party software. The Company is engaged in ongoing efforts to drive further cost savings and expects to realize these savings in the 2024 fiscal second quarter.
●	Gross margin for the 2023 fiscal fourth quarter increased to 81.8% compared to 77.6% for the 2023 fiscal third quarter and 62.0% for the comparable year-ago period. In addition to completing the Company’s Platform upgrade, management’s focus on reducing cost of sales drove increased gross margin.
●	Net profit was $1.2 million, or $1.03 per diluted share, compared to a net loss of $1.4 million, or $1.40 per diluted share, in the comparable year-ago period. The net profit in 2023 fiscal fourth quarter included the reversal of contractor termination expense provisions totaling $633,000 that had previously been expensed in 2023 fiscal second quarter. These provisions were reversed following management’s formal assessment as to the likelihood of those expenses being realized. The net profit in 2023 fiscal fourth quarter also included $1.1 million in annual capitalized R&D expenses compared to $1.1 million in the comparable year-ago period. Adjusting for the termination expense provision and the annual capitalized R&D expenses, the Company’s underlying net loss for the 2023 fiscal fourth quarter was $540,000, or $0.48 per diluted share, compared to a net loss of $2.6 million, or $2.51 per diluted share, in the comparable year-ago period.

Fiscal Full Year 2023 Financial Results

Results compare the 2023 fiscal year end (June 30, 2023) to the 2022 fiscal year end (June 30, 2022) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue increased 27.3% to $5.4 million from $4.2 million in the comparable year-ago period. The increase in total revenue was mainly driven by increases in subscription sales and revenues derived from data partners.

○	Subscription revenue increased 26.9% to $4.0 million from $3.2 million in the comparable year-ago period. The increase in subscription revenue was primarily attributable to the growth in the Company’s reseller customer base, particularly in North America, together with revenues associated with new products.

○	Advertising revenue remained steady at approximately $316,000 in both the current and comparable year-ago period.
○	Data revenue increased 34.1% to $872,000 from $650,000 in the comparable year-ago period. The increase was primarily attributable to sales to new data partners.
○	Services revenue increased 94.9% to $169,000 from $87,000 in the comparable year-ago period. The increase is due to the migration of websites from the Company’s existing platform to its new technology platform which was completed in June 2023.

●	Cost of sales decreased 16.0% to $1.4 million from $1.7 million in the comparable year-ago period. This decrease is primarily attributed to a reduction in expenses related to third-party “signals” software required in the delivery of our solutions.
●	Gross margin for the 2023 fiscal year increased to 73.9% compared to 60.4% for the 2022 fiscal year. The increase in gross margin was mainly due to an increase in subscription and data revenues combined with a reduction in the costs of third-party software used in the delivery of our solutions.
●	Net loss was $3.9 million, or $3.69 per diluted share, compared to a net loss of $5.1 million, or $4.94 per diluted share, in the comparable year-ago period.
●	As of June 30, 2023, the Company had $3.2 million in cash and cash equivalents, compared to $611,000 as of March 31, 2023 and $1.0 million as of December 30, 2022.

Key Performance Indicators (KPIs)

Unless otherwise specified, KPI data has been recorded as of the 2023 fiscal year end (June 30, 2023). All financial results are reported in Australian Dollars (AUD).

●	Monthly recurring revenue (MRR) for the 2023 fiscal year was $434,000, a 25.9% increase compared to $345,000 for the 2022 fiscal year. MRR for the 2023 fiscal fourth quarter was $398,000, a 3.7% decrease compared to $413,000 for the comparable year-ago period and a 2.5% decrease compared to $407,000 for the 2023 fiscal third quarter. The decreases in MRR over the prior year and quarter are due to the Company providing billing relief to customers during its broad upgrade to the Platform.
●	Total active reseller count for the 2023 fiscal year was 107 resellers, a 13.0% decrease compared to 123 resellers as of June 30, 2022, and a 14.4% decrease compared to 125 resellers as of March 31, 2023. While the total number of resellers has decreased, the Company has shifted its reseller focus to larger resellers in recent months, and expects to continue prioritizing high-volume resellers moving forward.
●	Total end user count for the 2023 fiscal year was 1,129 end users, an 8.7% increase compared to 1,039 end users as of June 30, 2022, and a 10.4% decrease compared to 1,260 end users as of March 31, 2023.

For more information, please see Locafy’s investor relations website at investors.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Key Performance Indicators

Locafy defines MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period.

Locafy’s recent Platform upgrade caused a significant change to the calculation of average page metrics, and Locafy management no longer views these metrics as relevant indicators of the performance of Locafy technology. The Company may introduce additional KPIs in future quarters if deemed relevant long-term indicators of performance.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors and risk factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on October 11, 2023, and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

(949) 574-3860

LCFY@gateway-grp.com

-Financial Tables to Follow-

Locafy Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	3 months to 30 Jun 2023 AUD $ (unaudited)	FY2023 AUD $ (audited)	FY2022 AUD $ (audited)
Revenue	1,263,208	5,376,693	4,222,689
Other income	708,676	993,493	1,298,499
Technology expense	(314,928)	(1,718,974)	(1,805,432)
Employee benefits expense	401,027	(5,267,246)	(4,411,926)
Occupancy expense	(28,943)	(113,572)	(66,365)
Advertising expense	(58,666)	(318,492)	(414,012)
Consultancy expense	(179,222)	(874,638)	(1,691,544)
Depreciation and amortization expense	(460,655)	(1,355,170)	(852,361)
Other expenses	(99,561)	(213,051)	(245,079)
Impairment of financial assets	(29,477)	(295,262)	(376,606)
Operating profit/(loss)	1,201,459	(3,786,219)	(4,342,137)
Financial cost	(28,312)	(105,367)	(748,190)
Profit/(Loss) before income tax	1,173,147	(3,891,586)	(5,090,327)
Income tax expense	-	-	-
Profit/(Loss) for the period	1,173,147	(3,891,586)	(5,090,327)

Other comprehensive income
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations	(37,905)	(23,010)	(48,453)
Total comprehensive profit/(loss) for the period	1,135,242	(3,914,596)	(5,138,780)

Earnings per share
Basic profit/(loss) per share	1.03	(3.69)	(4.94)
Diluted profit/(loss) per share	1.03	(3.69)	(4.94)

Locafy Limited

Consolidated Statement of Financial Position

	As at 30 Jun 2023 AUD $ (audited)	As at 31 Dec 2022 AUD $ (audited)	As at 30 Jun 2022 AUD $ (audited)
Assets
Cash and cash equivalents	3,174,700	1,005,191	4,083,735
Trade and other receivables	1,288,513	1,100,346	1,203,249
Other assets	356,782	204,406	230,094
Current assets	4,819,995	2,309,943	5,517,078
Property, plant and equipment	380,018	347,943	395,999
Right of use assets	314,596	360,635	406,673
Intangible assets	3,720,272	2,997,804	2,235,180
Non-current assets	4,414,886	3,706,382	3,037,852
Total assets	9,234,881	6,016,325	8,554,930

Liabilities
Trade and other payables	2,507,573	1,986,464	1,454,241
Borrowings	301,600	301,600	308,100
Provisions	214,465	504,302	473,006
Accrued expenses	512,611	1,103,260	511,848
Lease liabilities	85,165	49,693	32,672
Contract and other liabilities	152,211	165,826	137,342
Current liabilities	3,773,625	4,111,145	2,917,209
Trade and other payables	-	128,268	-
Lease liabilities	332,578	389,787	417,744
Provisions	48,271	35,387	25,988
Accrued expenses	90,450	76,504	76,504
Non-current liabilities	471,299	629,946	520,236
Total liabilities	4,244,924	4,741,091	3,437,445
Net assets/(liabilities)	4,989,957	1,275,234	5,117,485

Equity
Issued capital	47,930,486	45,038,037	45,038,037
Reserves	2,404,933	5,508,912	5,306,475
Accumulated losses	(5,345,462)	(49,271,715)	(45,227,027)
Total equity/(deficiency)	4,989,957	1,275,234	5,117,485

Locafy Limited

Consolidated Statement of Cash Flows

(Unaudited)

	3 months to 30 Jun 2023 AUD $ (unaudited)	FY2023 AUD $ (audited)	FY2022 AUD $ (audited)
Cash flows from operating activities
Receipts from customers (inclusive of GST)	814,747	4,463,725	3,038,044
Payments to suppliers and employees (inclusive of GST)	(1,103,133)	(7,005,510)	(7,999,866)
R&D Tax Incentive and government grants	-	386,181	803,042
Financial cost	(28,312)	(105,367)	(81,656)
Net cash used by operating activities	(316,698)	(2,260,971)	(4,240,436)

Cash flows from investing activities
Purchase of intellectual property	(134,527)	(1,617,446)	(1,615,192)
Purchase of property, plant and equipment	-	(2,170)	(390,339)
Net cash used by investing activities	(134,527)	(1,619,616)	(2,005,531)

Cash flows from financing activities
Proceeds from issue of shares	3,295,822	3,295,822	9,979,861
Payment for share issue costs	(403,373)	(403,373)	(639,429)
Repayment of borrowings	-	(6,500)	(97,500)
Leasing liabilities	(10,971)	(32,673)	(59,419)
Net cash from financing activities	2,881,478	2,853,276	9,183,513

Net increase/(decrease) in cash and cash equivalents	2,430,253	(1,027,311)	2,937,546
Net foreign exchange difference	133,174	118,276	495,458
Cash and cash equivalents at the beginning of the period	611,273	4,083,735	650,731
Cash and cash equivalents at the end of the period	3,174,700	3,174,700	4,083,735